2 0 2 2 A N N U A L R E P O R T STRONG FUTURES

2022 FINANCIAL PERFORMANCE W E S T B A N C O R P O R A T I O N , I N C . A N D S U B S I D I A R I E S • 2 0 2 2 A N N U A L R E P O R T $ 2,800,000 1,800,000 1,600,000 1,400,000 1,200,000 1,000,000 2018 2019 2020 2021 2022 THOUSANDS 2,000,000 2,200,000 2,400,000 2,600,000 Total Loans $ 52,000 44,000 36,000 32,000 28,000 24,000 20,000 16,000 2018 2019 2020 2021 2022 THOUSANDS 48,000 40,000 Net Income 25.00% 20.00% 15.00% 10.00% 5.00% 0.00% 2018 2019 2020 2021 2022 Return on Average Equity 1.60% 1.20% 1.00% 0.80% 0.60% 0.40% 0.20% 0.00% 2018 2019 2020 2021 2022 1.40% Return on Average Assets $ 3.50 2.00 1.50 1.00 0.50 2018 2019 2020 2021 2022 2.50 3.00 Earnings Per Share $ 3,200,000 1,800,000 1,600,000 1,400,000 1,200,000 1,000,000 2018 2019 2020 2021 2022 THOUSANDS 2,400,000 2,600,000 2,200,000 2,000,000 2,800,000 3,000,000 Total Deposits $ 1.20 1.00 0.80 0.60 0.40 0.20 2018 2019 2020 2021 2022 Dividends Per Share

Dear Stockholders: Our company has had another strong year, our second best on record. We believe that the key to our continuing success is not about being a certain size by a certain time. It is instead about having the best team, clarity around what is most important, and being purposeful about doing our best every day while having fun doing it. We do not set specific growth goals. Our focus is on having the right players on our team, providing a clear vision and strategy, supporting and engaging our communities, and consistency of what every West Banker does every day on purpose. In 2022, we completed construction of our new bank building in St. Cloud, Minnesota, and began construction of our new corporate headquarters in West Des Moines, Iowa, and our new bank building in Mankato, Minnesota. These buildings represent our commitment to our customers, employees and communities as we build on our successes and invest in our future. Our credit quality remains pristine, and we continue to see opportunities for high-quality loan growth, although at a slower pace than in recent years. We remain diligent in monitoring and managing our credit quality as we expect economic challenges due to the Federal Reserve’s efforts to reduce inflation through aggressive interest rate increases. Our bankers are working hard every day to help our customers and communities navigate the uncertainties of the current economic and unprecedented interest rate environment. The pace of interest rate increases this year has put pressure on our net interest margin, as the increasing yield on the loan portfolio is being offset by the increase in deposit and funding costs. Changes in liquidity and competitive deposit pricing, resulting from volatility and uncertainty in the interest rate environment, has put upward pressure on our cost of funds. Despite these challenges, our capital position remains strong. We will continue to use our successful relationship-based business model to grow stockholder value. Our strong financial foundation and incredible team of dedicated West Bankers positions us well to face today’s challenges and to capitalize on opportunities. We appreciate and thank you for your continued support and interest in our Company. Sincerely, David D. Nelson CEO and President, West Bancorporation, Inc. Chair and CEO, West Bank W E S T B A N C O R P O R A T I O N , I N C . A N D S U B S I D I A R I E S • 2 0 2 2 A N N U A L R E P O R T 1

BUILDING UPON A HISTORY OF STABILITY

2022 ANNUAL REPORT

OUR VISION

To achieve and sustain a position of industry envy and admiration.

OUR MISSION

To build strong relationships, build strong communities and build upon our strong reputation to ensure our clients receive exceptional care, our communities receive outstanding support, and the loyalty of our employees and stockholders is rewarded.



West Bank Board of Directors

Back left to right:

Sean McMurray, James Noyce, Bradley Peters, Brad Winterbottom, David Nelson, Harlee Olafson, Jane Funk, Michael Gerdin, Patrick Donovan, Philip Jason Worth

Front left to right:

Steven Gaer, Lisa Elming, Steven Schuler, Rosemary Parson, Therese Vaughan, Douglas Gulling, George Milligan

2

3 We are proud of the national recognition we continually receive for our financial performance. Ranked No. 12 for 2021 among the top 23 performing community banks by Raymond James. West Bank has been selected eight out of the last nine years among a field of 229 publicly traded community banks with assets between $500 million and $10 billion. Ranked No. 13 on the S&P Global's list of America's top 50 performing banks with assets between $3 and $10 billion for 2021. West Bank was the only Iowa bank to make the list and one of the very few from the Midwest to be recognized. Metrics used to rank banks included return on tangible common equity, efficiency ratio and operating revenue growth. Recognized as one of the nation's top 200 banks with assets between $2 and $10 billion by American Banker based on three-year average return on equity as of December 31, 2021. West Bank ranked 39th overall and No. 1 of the 8 Iowa and Minnesota banks on American Banker’s list. Despite increasing pressure on net interest margin in the second half of 2022, West Bank is heading into a time of forecasted economic uncertainty from a position of strength: • Net income in 2022 was $46.4 million, the second highest year in our history. • In 2022, loans increased by $286.6 million to $2.7 billion, while credit quality remains outstanding. As of December 31, 2022, our nonperforming loans as a percentage of total loans was 0.01% and there were no loans greater than 30-days past due. • Return on average equity remains strong at 20.71%.    

4 2 0 2 2 A N N U A L R E P O R T Since greeting our first customers more than 129 years ago in the heart of West Des Moines’ Valley Junction, West Bank has continued to steadily build a business of stability and strength one employee and one building at a time. Over the years, we have expanded from a single storefront community bank to 11 locations throughout Iowa and Minnesota — and the future continues to look bright. BUILDING

FUTURE HEADQUARTERS OF
West Bank
West Des Moines' Oldest Business of Any Type

Ground-Breaking Revitalization

On June 22, 2022, a crowd of city and industry officials, West Bankers and our construction teams gathered to celebrate the groundbreaking of the new West Bank headquarters. Construction of the 72,000-square-foot building began and is scheduled to be completed in 2024.

The new headquarters, located at 3330 Westown Parkway in West Des Moines, is just one mile from the 22nd Street headquarters of the past 50 years. Clearly visible and offering easy access from the bustling thoroughfare of Interstate 235, our new location was strategically chosen to support the revitalization of the Valley West Mall area that has experienced an economic decline over the past decade.

"As the oldest business of any type to be founded in West Des Moines, we believe it's very important to remain headquartered here," said David Nelson, West Bank Chair and CEO. "To further demonstrate our support for West Des Moines, we selected a site that is not only highly visible but also in need of reinvestment and redevelopment. As community leaders, we think it's important to support the community that has supported us for so long."

Topping Off with Spirit

After Iowa weather caused the first cancelation, a rescheduled celebration took place on November 21, 2022, to mark a milestone in the headquarters' construction. Following a tradition dated back to 700 A.D., West Bank held a "Topping Off" ceremony to thank the construction crew for their hard work and dedication to the progression of the building's foundational structure. The final beam, placed horizontally at the top of the building structure, was adorned by an Ironworkers traditional evergreen tree and an American flag, symbolizing the safe completion of a significant task. A West Bank flag was also placed on the beam, along with a banner including the signatures of West Bank employees and board members.

The Future View

The new, four-story West Bank headquarters is being built upon 7.5 acres of land and will feature a wraparound rooftop terrace along with other areas for hosting bank events. A lower-level walk-out patio will provide visitors and employees with a view of a beautiful water feature. The expansion of available office space will comfortably support current employees, numbering almost 100, while also providing room for growth well into the future.

5

ST CLOUD


W
West Bank

St. Cloud Opens New Office

On March 21, 2022, West Bank opened a newly constructed, state-of-the-art building in St. Cloud, Minnesota. Following Rochester, St. Cloud is the second permanent West Bank location in Minnesota. The 15,000-square-foot, two-story building includes an interior lounge area and a rooftop terrace for entertaining.

St. Cloud Team *(Left to right)*

Curt Gainsforth, *Vice President/Business Banking Officer*
Matt Laubach, *St Cloud Market President*
Jessica Riley, *Principal Banker*
Lisa Koster, *1st Vice President/Portfolio Manager*
Elizabeth Statsick, *1st Vice President/Senior Credit Analyst*
Melissa Muehlbauer, *2nd Vice President/Principal Banker*
Todd Mather, *Senior Vice President/Chief Credit Officer*
Aaron Meester, *Vice President/Business Banking Officer*

6

Mankato Prepares to Open in 2023

Following closely on the heels of St. Cloud, West Bank is planning for the completion of construction and the opening of a new permanent location in Mankato, Minnesota. West Bank has provided community banking services in Mankato since 2019 and looks forward to expanding into a new 15,000-square-foot building in 2023.

Mankato Groundbreaking *(Left to right)*

Peter Schuller, *Chairman, A.B. Systems, Inc.*
Ruth Schammel, *1st Vice President/Portfolio Manager*
Bradley Peters, *Executive Vice President/Minnesota Group President*
Jeff Osborne, *Senior Vice President/Commercial Banker*
Erik Hagedorn, *Vice President/Business Banking Officer*
Julie Sabin, *Principal Banker*
Tom Lentz, *Mankato Market President*

BUILDING THE FUTURE

7

STRONG VALUES Our team of West Bankers is always at the heart of everything we do. As a community bank, our focus remains on ensuring our values are lived out through continual learning, quality customer service, and growth as individuals and professionals. We’re proud of the recognition our team members receive for their loyalty and dedication to providing outstanding banking experiences. Sara Larson and Gabe Olson both recently graduated from Iowa Banker’s Association (IBA) Leaders in Advocacy, a 10-month program focused on building a base of leaders educated on banking industry issues and communicating effectively with legislators and regulators. In addition to creating an advocacy plan for their respective banks, program participants attended monthly meetings and visits to the state Capitol, and joined the IBA for its annual Capitol Hill Visit in Washington D.C. Jon Hummel was named the 2022 Leaders of Tomorrow “Up and Coming Banker of the Year” in July at the Community Bankers of Iowa's annual conference in Okoboji, Iowa. Recipients of the award were chosen for exemplifying the best in the future of independent community banking. Alice Jensen (retired 2021) was honored by the IBA for more than 50 years of service at West Bank. Jensen received the award during the September IBA Annual Convention in Des Moines. She was one of 24 individuals recognized for reaching the impressive 50-year milestone. Upon recognizing award recipients, IBA President and CEO John Sorensen said, “Each year, it’s amazing to hear these bankers’ stories of dedication to their communities and the many relationships they formed throughout their 50-plus years of service. We’re honored to be able to celebrate the exemplary commitment and experience of Alice Jensen.” Sara Larson Vice President, Central Iowa Retail Manager Gabe Olson Vice President, Commercial Banker 8 John Sorensen President and CEO, Iowa Bankers Association

STRONG VALUES 9 Jon Hummel Vice President, Commercial Banker Alice Jensen West Bank Legend Rosemary Parson, senior vice president of policy administration and community relations at EquiTrust Life Insurance Company, joined the West Bancorporation, Inc. and West Bank Boards of Directors in 2022. Parson is an accomplished leader and was inducted to the Iowa Insurance Hall of Fame in 2021. She served on the State of Iowa's Technical and Commercialization (innovation) Committee and several boards, including Children and Families of Iowa, the Des Moines Community Foundation, Pyramid Theatre and the YMCA of Greater Des Moines. Parson currently serves as a trustee of the Des Moines Art Center and actively mentors young-adult students in the areas of financial literacy, banking, education and character. West Bank Milestone Anniversaries 50 YEARS Kay Trager Vice President, Deposit Operations 30 YEARS Brad Winterbottom President Han Wu Senior Vice President, IT 25 YEARS Holly Hawxby Loan Processor, Loan Operations 20 YEARS SueAnn Niehaus Vice President, Trust Operations Brooke Newton Vice President, Trust Officer Zana Serdarevic Second Vice President, Treasury Management Administration Rosemary Parson West Bancorporation and West Bank Boards of Directors

Good Neighbors: West Bank made a $350,000 contribution to the Historic West Des Moines Pilot Housing Program, which launched in June 2022. The program assists property owners with residential property improvement projects within the Historic West Des Moines area, also known as Valley Junction, where West Bank was founded in 1893. 1 0

In 2022, West Bancorporation Foundation and West Bank supported more than 225 community organizations. “West Bank has always been deeply committed to supporting the communities we serve. We’re proud to continually invest in the organizations that help keep our communities healthy and strong.” – Jill Hansen, Senior Vice President, West Bank and Executive Director of the West Bancorporation Foundation Being a community bank means caring about supporting strong communities. West Bank proudly invests in the health and community services that help strengthen the neighborhoods, businesses and individuals we serve. 1 1 $735,000+ Support for Community Nonprofit Organizations $125,000+ Toward organizations focused on health and wellness 7,000+ Hours volunteered by THE West Bank team to support community services

1 2 BUILDING ON QUALITY As one of the top-performing community banks in the nation, we’re always looking to combine innovation and technology to advance West Bank products and services. Debit Card Management In 2022, we introduced a new card management tool to allow increased control, convenience and safety for debit card users. Manage My Cards, a West Bank mobile app integration, provides in-depth information about card transactions, including a map pinpointing transaction locations. Manage My Cards also offers card users increased control through the ability to limit transactions by locations, merchant type, transaction type and spending limits. Online Account Opening Solution Rolled out February 1, 2022, the Online Account Opening solution offers new and existing customers convenience at their fingertips. Through the West Bank website and mobile app, customers may open certain checking, savings and money market accounts online. This new solution makes opening certain accounts a convenience from anywhere customers have internet access. Ian Fitzsimmons Assistant Branch Manager

LEADERSHIP 2 0 2 2 A N N U A L R E P O R T 1 3

BOARD OF DIRECTORS



James Noyce*
Chair,
West Bancorporation



David Nelson*
CEO and President,
West Bancorporation;
Chair and CEO,
West Bank



Jane Funk**
EVP, Treasurer and Chief Financial Officer,
West Bancorporation;
EVP and Chief Financial Officer, West Bank



Brad Winterbottom**
EVP,
West Bancorporation;
President, West Bank



Harlee Olafson**
EVP and Chief Risk Officer,
West Bancorporation;
EVP and Chief Risk Officer,
West Bank



Bradley Peters**
EVP,
West Bancorporation;
EVP and Minnesota Group President of West Bank



Douglas Gulling*
Bank Building Construction Administrator,
West Bank



Patrick Donovan*
Retired



Lisa Elming*
Retired



Steven Gaer*
Recoop Disaster Insurance



Michael Gerdin*
Heartland Express, Inc.



Sean McMurray*
Businessolver, Inc.



George Milligan*
The Graham Group, Inc.



Rosemary Parson*
EquiTrust Life Insurance Company



Steven Schuler*
Retired



Therese Vaughan*
University of Iowa



Philip Jason Worth*
Gilcrest/Jewett Lumber Company

** Director of West Bancorporation, Inc. and West Bank ** Director of West Bank*

14 WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT

CENTRAL IOWA COMMUNITY BOARD



Rhonda Burkhardt
The Underground Company, LTD



Jerry Deegan
Retired



Darin Ferguson
Ferguson Commercial Real Estate Services



Ryan Flynn, CPA
Flynn + Sweeney, LLC



Kevin Grimm
Investor/Consultant



Greg LaMair
Assured Partners LLC



Dave Moench
Realm Companies



Austin Palmer
The Palmer Group



Steve Schweizer
Denman & Company



Victoria Veiock
Bing's



Jeff Yurgae
Mueller-Yurgae Associates, Inc.

EASTERN IOWA COMMUNITY BOARD



Jesse Allen
Allen Homes, Inc.



Rodney Anderson
Pancheros Mexican Grill



Jill Armstrong
Skogman Realty



David Barker
Barker Apartments



Kevin Digmann
Hodge Construction



Ravi Patel
Hawkeye Hotels



Luke Recker
Styker Corporation



Chuck Skaugstad
The Mansion
Town Square Developers



Leighton Smith
BerganKDV



Jerry Waddilove
Real Estate Developer

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.

WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT 15

MANKATO COMMUNITY BOARD



Bryan Bode
Investor/Consultant



Mark Draper
River City Electric Company



Dr. Wynn Kearney
Retired Surgeon/Investor



Steve Kibble
Siesta Hills



Bruce Kinsella
Philanthropic Consulting



Tim Lidstrom
Lidstrom Commercial Realtors



David Pfeffer
Vintage Fine Homes, Inc.



Mark Phinney
C&N Sales Company



Randy Westman
Westman Investments



Art Westphal
Bethany Lutheran College



Andrew Willaert
Gislason & Hunter LLP

OWATONNA COMMUNITY BOARD



Dale Buytaert
CliftonLarsonAllen LLP



Mark Freerksen
Freerksen Trucking Inc.



Chad Hanson
Main Street Dental Clinics



Theresa James
James Brothers Construction



Wayne James
James Brothers Construction



Scott Mohs
Mohs Contracting
Mohs Homes



Mike Noble
Investor/Retired



Pat Noble
National Online Consignment and Rental



Darren Roemhildt
Bridges Chiropractic



Brandon Wayne
Wayne–Norrid–Wetmore Wealth Management

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.

16 WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT

ROCHESTER COMMUNITY BOARD


Jason Boynton, CPA
Smith Schafer & Associates


Jeff Brown, Jr.
North Rock Real Estate


Michael Busch
Paramark Corp.


Patrick Deutsch
Pace International


Bobbie Gostout, M.D.
Vice President Emeritus, Mayo Clinic


Hal Henderson
HGA


Dick Kuehn
Kuehn Motors


Brian Leary
Pharmaceutical Specialties, Inc.


David Pederson
Dunlap & Seeger, P.A.


Peter Schuller
A.B. Systems, Inc.


Ed Stanley
Merit Building Enclosure Systems


Chris Terry
BuildCore, Inc.


Natalie Victoria
Victoria's Restaurant and The Tap House

ST. CLOUD COMMUNITY BOARD


David Berdan
J-Berd Companies


Byron Bjorklund
Custom Catering by Short Stop


Jeff Drown
Lyon Contracting


Steve Feneis
GC Real Estate Partners


Jason Ferche
Ferche Companies


Marc Sanderson
Wilkie Sanderson


Dr. Kevin Smith
Regional Diagnostic Radiology


Eric Stack
Millerbernd Manufacturing


Tim Torborg
Torborg Builders


Heidi Weikert
S.T. Cotter Turbine Services

All six of our community boards are non-voting advisory boards with knowledge of the communities we serve.

WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT 17

FINANCIALS2 0 2 2 A N N U A L R E P O R T 1 8

FINANCIAL HIGHLIGHTS

As of and for the years ended December 31, 2022, 2021, and 2020
(dollars in thousands, except per share data)

	2022	2021	2020
Results of operations			
Net interest income	**$ 91,740**	$ 95,059	$ 82,833
Provision for loan losses	**(2,500)**	(1,500)	12,000
Noninterest income	**10,208**	9,729	9,602
Noninterest expense	**45,051**	43,380	39,054
Income before income taxes	**59,397**	62,908	41,381
Net income	**46,399**	49,607	32,712
Per common share			
Cash dividends	**$ 1.00**	$ 0.94	$ 0.84
Basic earnings	**2.79**	3.00	1.99
Diluted earnings	**2.76**	2.95	1.98
Closing stock price	**25.55**	31.07	19.30
Book value	**12.69**	15.73	13.58
Year-end balances			
Assets	**$3,613,218**	$3,500,201	$3,185,744
Investment securities	**683,451**	768,787	432,294
Loans	**2,742,836**	2,456,196	2,280,575
Nonperforming loans	**322**	8,948	16,194
Other real estate owned	**-**	-	-
Deposits	**2,880,408**	3,016,005	2,700,994
Stockholders' equity	**211,112**	260,328	223,695
Ratios			
Return on average assets	**1.32%**	1.52%	1.19%
Return on average equity	**20.71%**	20.33%	15.49%
Texas ratio (1)	**0.14%**	3.10%	6.40%
Efficiency ratio (1) (2)	**43.70%**	40.91%	41.96%
Dividend payout ratio	**35.82%**	31.33%	42.23%
Dividend yield	**3.91%**	3.03%	4.35%
Net interest margin (2)	**2.76%**	3.05%	3.20%
Allowance for loan losses as % of loans	**0.93%**	1.15%	1.29%
Net (charge-offs) recoveries as % of average loans	**(0.02%)**	0.02%	0.01%
Nonperforming loans as % of loans	**0.01%**	0.36%	0.71%
Tangible common equity to tangible assets	**5.84%**	7.44%	7.02%

(1) A lower ratio is better.
(2) As presented, this is a non-GAAP measure – see "Non-GAAP Financial Measures" for additional details.

WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT 19

CONSOLIDATED BALANCE SHEETS

December 31, 2022 and 2021
(dollars in thousands, except per share data)

	2022	2021
Assets		
Cash and due from banks	$ 24,896	$ 17,555
Interest-bearing deposits	1,643	175,270
Cash and cash equivalents	26,539	192,825
Securities available for sale, at fair value	664,115	758,822
Federal Home Loan Bank stock, at cost	19,336	9,965
Loans	2,742,836	2,456,196
Allowance for loan losses	(25,473)	(28,364)
Loans, net	2,717,363	2,427,832
Premises and equipment, net	53,124	34,568
Accrued interest receivable	11,988	8,890
Bank-owned life insurance	44,573	43,609
Deferred tax assets, net	36,609	10,819
Other assets	39,571	12,871
Total assets	$ 3,613,218	$ 3,500,201
Liabilities and stockholders' equity		
Liabilities		
Deposits		
Noninterest-bearing demand	$ 693,563	$ 720,136
Interest-bearing demand	536,226	548,242
Savings	1,237,954	1,550,636
Time	412,665	196,991
Total deposits	2,880,408	3,016,005
Federal funds purchased and other short-term borrowings	200,000	2,880
Subordinated notes, net	79,369	20,465
Federal Home Loan Bank advances	155,000	125,000
Long-term debt	51,486	51,521
Accrued expenses and other liabilities	35,843	24,002
Total liabilities	3,402,106	3,239,873
Stockholders' equity		
Preferred stock, $0.01 par value; authorized 50,000,000 shares; no shares issued and outstanding at December 31, 2022 and 2021	-	-
Common stock, no par value; authorized 50,000,000 shares; 16,640,413 and 16,554,846 shares issued and outstanding at December 31, 2022 and 2021, respectively	3,000	3,000
Additional paid-in capital	32,021	30,183
Retained earnings	267,562	237,782
Accumulated other comprehensive loss	(91,471)	(10,637)
Total stockholders' equity	211,112	260,328
Total liabilities and stockholders' equity	$ 3,613,218	$ 3,500,201

20 WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT

Years ended December 31, 2022, 2021, and 2020 (dollars in thousands, except per share data) Interest income 2022 2021 2020 Loans, including fees $ 107,095 $ 95,585 $ 90,668 Securities: Taxable 12,524 8,542 7,818 Tax-exempt 3,527 2,861 1,443 Interest-bearing deposits 203 292 304 Total interest income 123,349 107,280 100,233 Interest expense Deposits 22,629 7,948 11,256 Federal funds purchased and other short-term borrowings 1,764 5 23 Subordinated notes 2,867 1,008 1,016 Federal Home Loan Bank advances 2,669 2,944 4,705 Long-term debt 1,680 316 400 Total interest expense 31,609 12,221 17,400 Net interest income 91,740 95,059 82,833 Provision for loan losses (2,500) (1,500) 12,000 Net interest income after provision for loan losses 94,240 96,559 70,833 Noninterest income Service charges on deposit accounts 2,194 2,352 2,360 Debit card usage fees 1,969 1,948 1,632 Trust services 2,709 2,671 2,078 Increase in cash value of bank-owned life insurance 964 923 593 Loan swap fees 835 66 1,572 Realized securities gains, net - 51 77 Other income 1,537 1,718 1,290 Total noninterest income 10,208 9,729 9,602 Noninterest expense Salaries and employee benefits 25,838 23,226 21,591 Occupancy 4,913 5,162 4,879 Data processing 2,597 2,465 2,331 Subscriptions and service contracts 2,137 1,777 1,333 FDIC insurance 996 1,818 1,210 Professional fees 874 946 927 Director fees 814 765 868 Other expenses 6,882 7,221 5,915 Total noninterest expense 45,051 38,406 43,380 39,054 Income before income taxes 59,397 35,742 62,908 41,381 Income taxes 12,998 7,052 13,301 8,669 Net income $ 46,399 $ 49,607 $ 32,712 Earnings per common share: Basic earnings per common share $ 2.79 $ 3.00 $ 1.99 Diluted earnings per common share $ 2.76 $ 2.95 $ 1.98 W E S T B A N C O R P O R A T I O N , I N C . A N D S U B S I D I A R I E S • 2 0 2 2 A N N U A L R E P O R T C O N S O L I D AT E D S TAT E M E N T S O F I N C O M E 2 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of West Bancorporation, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and its subsidiary as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income (not presented herein), stockholders' equity (not presented herein) and cash flows (not presented herein) for each of the three years in the period ended December 31, 2022; and in our report, dated February 22, 2023, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

RSM US LLP

Des Moines, Iowa | February 22, 2023

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures include the Company's presentation of net interest margin on a fully taxable equivalent (FTE) basis and the presentation of the efficiency ratio on an FTE basis, excluding certain noninterest income and expenses. The following table reconciles the non-GAAP financial measures to GAAP.

As of and for the years ended December 31, 2022, 2021, and 2020

(dollars in thousands, except per share data)

	2022	2021	2020
Reconciliation of net interest income and net interest margin on an FTE basis to GAAP:			
Net interest income (GAAP)	**$ 91,740**	$ 95,059	$ 82,833
Tax-equivalent adjustment (1)	**1,122**	1,202	707
Net interest income on an FTE basis (non-GAAP)	**$ 92,862**	$ 96,261	$ 83,540
Average interest-earning assets	**$ 3,361,091**	$ 3,152,138	$ 2,614,342
Net interest margin on an FTE basis (non-GAAP)	**2.76%**	3.05%	3.20%
Reconciliation of efficiency ratio on an FTE basis to GAAP:			
Net interest income on an FTE basis (non-GAAP)	**$ 92,862**	$ 96,261	$ 83,540
Noninterest income	**10,208**	9,729	9,602
Adjustment for realized securities gains, net	**-**	(51)	(77)
Adjustment for losses on disposal of premises and equipment, net	**29**	84	9
Adjusted income	**$ 103,099**	$ 106,023	$ 93,074
Noninterest expense	**$ 45,051**	$ 43,380	$ 39,054
Efficiency ratio on an adjusted FTE basis (non-GAAP) (2)	**43.70%**	40.91%	41.96%

(1) Computed on a tax-equivalent basis using a federal income tax rate of 21 percent, adjusted to reflect the effect of the nondeductible interest expense associated with owning tax-exempt securities and loans. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the financial results, as it enhances the comparability of income arising from taxable and nontaxable sources.

(2) The efficiency ratio expresses noninterest expense as a percent of fully taxable equivalent net interest income and noninterest income, excluding specific noninterest income and expenses. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the Company's financial performance. It is a standard measure of comparison within the banking industry. A lower ratio is more desirable.

22

WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT

FORM 10-K

A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission will be available on the Securities and Exchange Commission's website at www.sec.gov and through a link on the Company's website, westbankstrong.com, under Investor Relations — SEC Filings — Documents. A copy of the annual report can also be obtained upon request to Melissa Gillespie, Corporate Secretary, mgillespie@westbankstrong.com, 515-222-2370.

STOCK INFORMATION

West Bancorporation's common stock is traded on the Nasdaq Global Select Market, and quotations are furnished by the Nasdaq System. We had 154 common stockholders of record on December 31, 2022, and an estimated 5,300 additional beneficial holders whose stock was held in street name by brokerages or fiduciaries.

Market and dividend information [(1)]

	High	Low	Close	Dividends
2022				
4th Quarter	**$ 25.62**	**$ 20.50**	**$ 25.55**	**$ 0.25**
3rd Quarter	**26.26**	**20.39**	**20.81**	**0.25**
2nd Quarter	**27.51**	**22.88**	**24.34**	**0.25**
1st Quarter	**32.60**	**27.07**	**27.21**	**0.25**
Total				**$1.00**
2021				
4th Quarter	$ 34.50	$ 29.30	$ 31.07	$ 0.24
3rd Quarter	31.98	26.26	30.03	0.24
2nd Quarter	29.90	23.92	27.75	0.24
1st Quarter	26.78	18.86	24.09	0.22
Total				$0.94

(1) The prices shown are the high, low and closing sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, LLC
6201 15th Avenue, Brooklyn, New York 11219
800-937-5449 | www.astfinancial.com

WEST BANCORPORATION, INC. AND SUBSIDIARIES • 2022 ANNUAL REPORT 23

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may appear throughout this report. These forward-looking statements are generally identified by the words “believes,” “expects,” “intends,” “anticipates,” “projects,” “future,” “confident,” “may,” “should,” “will,” “strategy,” “plan,” “opportunity,” “will be,” “will likely result,” “will continue” or similar references, or references to estimates, predictions or future events. Such forward-looking statements are based upon certain underlying assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions are incorrect or do not materialize as expected in the future, actual results could differ materially from these forward-looking statements. Risks and uncertainties that may affect future results include: interest rate risk, including the effects of recent rate increases by the Federal Reserve; fluctuations in the values of the securities held in our investment portfolio, including as a result of rising interest rates, which has resulted in unrealized losses in our portfolio; competitive pressures, including from non-bank competitors such as “fintech” companies and digital asset service providers; pricing pressures on loans and deposits; our ability to successfully manage liquidity risk; changes in credit and other risks posed by the Company’s loan portfolio, including declines in commercial or residential real estate values or changes in the allowance for loan losses dictated by new market conditions, accounting standards (including as a result of the implementation of the current expected credit loss (CECL) accounting standard) or regulatory requirements; changes in local, national and international economic conditions, including rising rates of inflation; changes in legal and regulatory requirements, limitations and costs; changes in customers’ acceptance of the Company’s products and services; cyber-attacks; unexpected outcomes of existing or new litigation involving the Company; the monetary, trade and other regulatory policies of the U.S. government; acts of war or terrorism, including the Russian invasion of Ukraine, widespread disease or pandemics, such as the COVID-19 pandemic, or other adverse external events; risks related to climate change and the negative impact it may have on our customers and their businesses; developments and uncertainty related to the future use and availability of some reference rates, such as the expected discontinuation of the London Interbank Offered Rate and the development of other alternative reference rates; changes to U.S. tax laws, regulations and guidance; talent and labor shortages; the new 1% excise tax on stock buybacks by publicly traded companies; and any other risks described in the “Risk Factors” sections of reports filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to revise or update such forward-looking statements to reflect current or future events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. W E S T B A N C O R P O R A T I O N , I N C . A N D S U B S I D I A R I E S • 2 0 2 2 A N N U A L R E P O R T F O R WA R D - L O O K I N G S TAT E M E N T S 2 4

© West Bancorporation, Inc. and Subsidiaries 2 0 2 2 A N N U A L R E P O R T

2022 ANNUAL REPORT

LOCATIONS

IOWA

Main Bank
1601 22nd St.
West Des Moines

Coralville
401 10th Ave.
Coralville

East
2440 East Euclid Ave.
Des Moines

Grand
125 Grand Ave.
West Des Moines

South
3920 SW 9th St.
Des Moines

Waukee
955 East Hickman Rd.
Waukee

City Center
809 6th Ave.
Des Moines

MINNESOTA

Mankato
122 North Broad St.
Mankato

Owatonna
345 Florence Ave., Ste. 101
Owatonna

Rochester
2188 Superior Dr. NW
Rochester

St. Cloud
1800 Bellin Dr.
St. Cloud

ONLINE **westbankstrong.com**

@westbankstrong

West Bancorporation

© West Bancorporation, Inc. and Subsidiaries